Exhibit K

NEWS RELEASE

Contact:

MacKenzie Partners, Inc.

Bob Marese

Mark Harnett

212 929 5500

COVINGTON COMMENTS ON RESULTS OF ADVOCAT’S ANNUAL MEETING

VOTE – NOTES STRONG “NO CONFIDENCE” VOTE OF NON-INSIDER SHAREHOLDERS

ATLANTA, June 12, 2012 – Covington Investments, LLC (together with its affiliates (“Covington”)), today issued the following open letter to the shareholders of Advocat Inc. (NASDAQ: AVCA) (the “Company”) in response to the results of the Company’s annual shareholders’ meeting held on June 7, 2012:

June 12, 2012

Dear Fellow Shareholder:

In a press release on June 11, 2012, the Company announced the results of its annual shareholders’ meeting vote. We are surprised by the Company’s positive reaction to these results and disagree with its on-going assertion that the views of its Board of Directors are in alignment with those of its broader shareholder base.

Notably absent from the press release were the actual results of the annual shareholders’ meeting vote. Though the voting results were subsequently released in a Form 8-K filing (as required by the Securities and Exchange Commission rules), their absence from the Company’s press release is telling. Despite assertions by the Company that the results of the annual meeting show “strong shareholder support… which indicates affirmation of Advocat’s leadership and continuing execution of [its] strategic operating plans”, one only has to parse through the actual results of the vote to see the notable lack of support from independent, non-director shareholders. This is a direct contradiction of the Company’s view expressed in their press release of May 14, 2012, that the opinions of its Chairman and Vice Chairman of the Board “serve as useful proxies for the views of many of [Advocat’s] shareholders” and further demonstrates just how out of touch and unconcerned the Board of Directors is with the broader shareholder base of the Company.

The Company claims strong shareholder support, however excluding the 1,692,172 shares held by the Chairman and Vice Chairman of the Board, only 1,309,163 shares voted FOR re-election of the existing directors versus 1,519,747 shares, over 54% of the non-insider shares voting, that WITHHELD their vote. We interpret this as a clear sign that non-insider shareholders have no confidence in the current Board or its strategy. The fact that the majority of shares (other than those belonging to the Chairman and Vice Chairman) voted “WITHHOLD” rather than “FOR” directors is a strong signal from the Company’s shareholders that they are unhappy with its performance and decision not to engage in discussions with Covington regarding its acquisition proposal. It is evident that the Company is not listening to the views of its independent, non-director shareholders. They have voted loud and clear at the annual meeting and a majority have no confidence in this Board.

We think it is unacceptable that the Company continues to ignore our request, and the request of other shareholders, to provide more detail about its uncertain strategic plan and how it might possibly deliver value greater than the certainty of Covington’s $8.50 all cash per share proposal. We believe that by failing to listen to the views of non-director shareholders the Board is failing in the exercise of its fiduciary duties. We urge the Board to engage with Covington to give shareholders and its employees a choice and allow their voices to be heard.

Sincerely,

/s/ John E. McMullan

John E. McMullan

President

Covington Investments, LLC

About Covington Investments, LLC

Covington’s affiliates own and operate continuing care retirement communities offering skilled nursing, assisted living, independent living and home health services in Florida, Ohio, and Tennessee. The Companies’ combined campuses comprise over 1,000 skilled nursing and assisted living beds as well as nearly 600 independent living units.

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